Exhibit 99.2

CALEDONIA MINING CORPORATION	NOVEMBER 13, 2014
Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia” or the “Company”) is for the fiscal quarter ended September 30, 2014 (“Q3 2014” or the “Quarter”) and the period ended November 13, 2014.  It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the nine months ended September 30, 2014 (“the Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting.  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview		3
2.	Highlights		3
3.	Summary Financial Results		5
4.	Operations at the Blanket Gold Mine, Zimbabwe		9
	4.1.	Safety, Health and Environment (“SHE”)	9
	4.2.	Social Investment and Contribution to the Zimbabwean Economy	9
	4.3.	Gold Production	10
	4.4.	Costs	11
	4.5.	Underground	12
	4.6.	Metallurgical Plant	12
	4.7.	Capital Projects	12
	4.8.	Indigenisation	13
	4.9.	Opportunities and Outlook	14
5.	Exploration and Project Development		15
6.	Investing		16
7.	Financing		16
8.	Liquidity and Capital Resources		16
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies		17
10.	Non-IFRS Measures		18
11.	Related Party Transactions		21
12.	Critical Accounting Policies		21
13.	Financial Instruments		23
14.	Dividend Policy and Other Shareholder Information		23
15.	Securities Outstanding		24
16.	Risk Analysis		24
17.	Forward-Looking Statements		26
18.	Controls		27
19.	Qualified Person		27

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Gold Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Unaudited Condensed Consolidated Interim Financial Statements, accordingly operational and financial information of the Blanket Mine is consolidated in the Group results.  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), on London’s AIM (symbol - “CMCL”) and are also traded on the American OTCQX (symbol - “CALVF”).

2.	HIGHLIGHTS

	Quarter 3		Nine months to September 30
	2013	2014	2013	2014	Comment
Gold produced (oz)	12,042	9,890	34,102	31,354	Lower production due to lower grades and tonnes mined
On Mine cash cost (US$/oz)1	558	698	599	656	On mine cash costs increased in the Quarter and 9 months to September 30, 2014 compared to the comparable quarters due to lower ounces sold
All-in sustaining cost (“AISC”) (US$/oz)1	867	1,021	972	938
AISC increases in Q3 2014 compared to Q3 2013 due to higher on-mine costs and higher administration costs offset somewhat by lower sustaining capex.  AISC in the 9 months to September 30, 2014 is lower than the comparable period mainly due to lower sustaining capital investment

Gold Sales (oz)	12,042	9,890	35,594	33,323	Sales for the nine months to September 30, 2013 and 2014 include work in progress brought forward from the prior year.
Average realised gold price (US$/oz)1	1,330	1,256	1,435	1,266
The lower realised gold price in the Quarter and the 9 months to September 30, 2014 compared to the comparative periods was due to the lower gold price and the effect of the 1.5% settlement discount payable to Fidelity Printers and Refiners from January 1, 2014.

Gross profit ($’m)2	7.7	4.3	25.4	16.0	Lower gross profits due to the lower received gold price and lower sales
Net profit attributable to shareholders ($’m)	3.7	1.1	11.4	5.4
Lower net attributable profit due to the lower received gold price, lower sales, higher costs and a higher income tax charge which includes an adjustment for the dis-allowance of royalties for income tax and withholding tax on dividends remitted from Zimbabwe.

Adjusted basic earnings per share3 (cents)	7.2	1.0	25.1	8.8	Adjusted eps excludes profit or loss arising on foreign exchange and deferred tax

1
Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2	Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures

	Quarter 3		Nine months to September 30
	2013	2014	2013	2014
Cash and cash equivalents ($’m)	23.9	26.9	23.9	26.9	Cash is net of the Zimbabwean overdraft which was drawn as to $0.99m at September 30, 2014
Cash from operating activities ($’m)	5.3	3.6	9.9	11.5
Caledonia remains cash generative, despite the lower sales and received gold price. Cash from operating activities in Q3 2014 was lower than in Q3 2013 due to lower sales, lower gold price and higher costs. For the 9 months to Sept 30, 2014, cash from operating activities was higher than the comparative period due to the cessation of advance dividend payments by blanket to one of its indigenous shareholders and a lower tax payments

Payments to the community and Zimbabwe government ($’m)	3.6	3.1	15.9	9.7
Payments to the community and the Zimbabwean government are lower in 2014 than 2013 due to the cessation of advance dividend payments to one of Blanket’s indigenous shareholders, the non-recurrence of a donation to the Presidential Fund which was made in Q2 2013 and lower taxes and royalty payments due to lower gold price and lower profitability.

Dividend Policy and Shareholder Matters

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April, July and October.  It is currently envisaged that the existing dividend policy of 6 cents per annum paid in equal quarterly instalments will be maintained in 2015.  Caledonia will consider further dividends thereafter in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at or about the time of the dividend which is expected to be paid in August 2015.

Strategy and Outlook

On November 3, 2014, Caledonia announced its revised investment plan (“Revised Plan”) and production projections for the Blanket Mine.

Caledonia’s Board and Management have completed a review of alternative expansion and diversification plans for Caledonia.  Both the Board and Management have also addressed the revised production projections for the Blanket Mine and the possible benefits of diversifying Caledonia's production base.

Caledonia has concluded the best returns on investment remain at the Blanket Mine in Zimbabwe, which continues to be cash generative in the current adverse market conditions and also offers significant investment returns that exceed alternative investment opportunities.

The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The increased investment pursuant to the Revised Plan is expected to give rise to production from inferred resources of approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from proven and probable mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

A preliminary economic assessment (the “PEA”) has been prepared in respect of the inferred resources which is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realised.  The PEA and a revised supporting NI43-101 will be posted on SEDAR before December 17, 2014

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the unaudited consolidated profit and loss for the three and nine months ended September 30, 2014 and 2013 prepared under IFRS.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended September 30		For the 9 months ended September 30
	2013	2014	2013	2014
	$	$	$	$
Revenue	16,591	13,492	52,999	46,110
Royalty	(1,165)	(945)	(3,651)	(3,230)
Production costs	(6,872)	(7,174)	(21,493)	(23,730)
Depreciation	(835)	(1,029)	(2,458)	(3,112)
Gross profit	7,719	4,344	25,397	16,038
Administrative expenses	(1,153)	(1,754)	(5,853)	(5,361)
Foreign exchange gain.	-	389	-	517
Gain on sale of property, plant and equipment	-	52		57
Results from operating activities	6,566	3,031	19,544	11,251
Net finance expense	(12)	(16)	(62)	(86)
Profit before income tax	6,554	3,015	19,482	11,165
Income tax expense	(1,965)	(1,747)	(5,618)	(4,284)
Net profit for the period	4,589	1,268	13,864	6,881
(Loss)/profit on foreign currency translation	(331)	2,562	2,216	2,408
Total comprehensive income for the period	4,258	3,830	16,080	9,289

Profit attributable to:
Owners of the Company	3,733	1,112	11,381	5,377
Non-controlling interests	856	156	2,483	1,504
	4,589	1,268	13,864	6,881
Total comprehensive income attributable to:
Owners of the Company	3,052	3,637	13,619	7,769
Non-controlling interests	1,206	193	2,461	1,520
	4,258	3,830	16,080	9,289
Earnings per share (cents)
Basic	7.2	2.2	21.9	10.5
Diluted	7.2	2.2	21.9	10.5

Adjusted earnings per share (cents)(i)
Basic	7.2	1.0	25.1	8.8
Diluted	7.2	1.0	25.1	8.8
(i)	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues in Q3 2014 were lower than Q3 2013 due to the lower realised gold price and the reduced number of ounces of gold sold.  9,890 ounces of gold were sold in Q3 2014, 18% fewer than in Q3 2013.  The average realised gold price in Q3 2014 was US$1,266 per ounce, 12% lower than the average realised price per ounce in Q3 2013.  The realised gold price in 2014 represents 98.5% of the value of the gold that is received by Blanket in terms of its sale agreement to Fidelity Printers and Refiners Ltd (“Fidelity”).  Changes to Zimbabwean legislation in January 2014 required all Zimbabwean gold producers to sell their production to Fidelity.  Prior to this change, Blanket sold its gold to a non-Zimbabwean refiner and received 100% of the value of the gold contained.  There was no work in progress at the end of Q3 and Q3 sales did not include any work in progress brought forward.  Gold production is discussed in Section 4.3 of this MD&A.

Production costs in the Quarter were $7,174,000, representing an on-mine cash cost4 of US$698 per ounce of gold produced compared with US$624 per ounce in the preceding quarter.  The all-in sustaining cost4 per ounce of gold produced in the Quarter was US$1,021 compared to US$881 per ounce of gold in the preceding quarter.  Further discussion of production costs is set out in Section 4.4 of this MD&A.

Administrative expenses in the Quarter were $1,754,000 compared to $1,153,000 in Q3 of 2013 (the “comparative period”) and $1,706,000 in the preceding quarter and are analysed in Note 7 to the Unaudited Condensed Consolidated Interim Financial Statements.  Administrative expenses in the comparative period included a donation of US$2 million to the Presidential Scholarship Fund as part of Blanket’s Corporate and Social investment Programme.   The administrative expense in the Quarter reflects increased wages and salaries resulting from the strengthening of the management team, professional consulting fees and the holding costs of Caledonia’s office in Zambia, which are no longer capitalised.  Caledonia’s management team has been strengthened by the appointment of the Chief Operating Officer in August 2013, and the appointment of an individual to assist in the areas of project management and mine design, and an assistant to the CFO.

The foreign currency gain is a non-cash item which reflects the profit arising on the translation into the functional currency of both the Canadian and South African entities where the cash balances they hold are in currencies other than their functional currency.

The taxation charge includes Zimbabwean income tax on the profits arising at Blanket, Zimbabwean withholding tax on payments out of Zimbabwe, South African income tax on inter-company profits arising in South Africa and UK tax on interest earned on facilitation loans granted in Zimbabwe.  Intercompany profits are eliminated on consolidation, but the tax payable on such profits is not.    The Zimbabwean income tax charge in Q3 of 2014 also reflects a change in the regulations which means that the royalty payable to the Zimbabwe government is no longer allowable as a deduction for the purposes of calculating income tax.  The royalty rate from January 1, 2013 to September 30, 2014 was 7%. With effect from October 1, 2014 the royalty rate has been reduced to 5% which effectively neutralises the adverse effect arising from the dis-allowance of the royalty deduction.  The tax charge shown in the condensed consolidated statement of profit or loss is high when compared to reported profit before tax and includes non-cash items such as deferred taxation.  The tax payments shown in the consolidated statement of cash flows (discussed below) reflect a lower percentage of reported profit before tax.

The non-controlling interest is the profit attributable to Blanket’s Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

The adjusted earnings per share4 aims to reflect Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses.

Risks that may affect Caledonia’s future financial condition are discussed in Section 16 of the MD&A.

4
Non-IFRS measures such as “on-mine cash cost per ounce”, “all-in sustaining cost per ounce” and “adjusted earnings per share” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The table below sets out the consolidated statements of cash flows for the three and nine months to September 30, 2014 and 2013 prepared under IFRS.

Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For 3 months ended September 30		For 9 months ended September 30
	2013	2014	2013	2014
	$	$	$	$
Cash flows from operating activities
Cash flows generated from continuing operations	7,067	5,057	18,138	15,453
Advance dividend paid	-	-	(1,987)
Tax paid	(1,785)	(1,410)	(6,198)	(3,851)
Interest paid	(12)	(16)	(62)	(86)
Net cash from operating activities	5,270	3,631	9,891	11,516

Cash flows from investing activities
Property, plant and equipment additions	(3,362)	(1,379)	(8,470)	(4,961)
Proceeds from sale of property, plant and equipment	-	72	-	72
Net cash used in investing activities	(3,362)	(1,307)	(8,470)	(4,889)

Cash flows from financing activities
Dividends paid	(488)	(1,312)	(5,938)	(3,199)
Proceeds from shares issued	-	-	470	-
Net cash from (used in) financing activities	(488)	(1,312)	(5,468)	(3,199)

Net increase/(decrease) in cash and cash equivalents	1,420	1,012	(4,047)	3,428
Cash and cash equivalents at beginning of period	22,475	25,842	27,942	23,426
Cash and cash equivalents at end of period	23,895	26,854	23,895	26,854

Cash generated from operating activities is analysed in note 12 to the Unaudited Condensed Consolidated Interim Financial Statements.  Cash generated from operating activities was lower in the Quarter compared to the Q3 2013 due to lower gold sales and the lower realised gold price.

Tax paid in the three months to September 30, 2014 includes $314,000 of withholding tax paid on remittances from Zimbabwe and an adjusting payment of $807,000 arising from the change to Zimbabwe tax regulations which means that the royalty paid to the Zimbabwe government is no longer allowable for the purposes of calculating income tax.  The remaining taxation payment for the Quarter of $289,000 represents approximately 10% of Caledonia’s profit before tax for the quarter.  Tax paid in the nine months to September 30, 2014 includes $750,000 of withholding tax and the adjusting payment of $807,000 arising from the changed Zimbabwe tax regulations.  The residual tax payment represents approximately 21% of Caledonia’s profit before tax for the nine months to September 30, 2014.

Investment in property, plant and equipment in Q3 of 2014 and the first nine months of 2014 were lower than in the respective comparative periods.  The reduction was due mainly to reduced investment that is required to sustain current operations which reflects the good condition of the plant and equipment following intensive investment in previous years.  Blanket’s capital projects are described in Sections 4.7 and 5 of this MD&A.

The dividends paid in the Quarter and the nine months to September 30, 2014 primarily relate to the quarterly dividends of 1.5 cents per share which were paid by Caledonia in terms of the quarterly dividend policy which was announced in November 2013.  The consolidated dividends also includes $848,000 of dividends that were paid to Blanket’s indigenous shareholders after retentions to repay the facilitation loans as described in Section 4.8 of this MD&A.

At September 30, 2014, Caledonia’s cash was held with banks primarily in the United Kingdom, Canada and in non-resident accounts in South Africa.

The table below sets out Caledonia’s consolidated statements financial position at September 30, 2014 and December 31, 2013 prepared under IFRS.

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	December 31,	September 30,
		2013	2014
		$	$
Total non-current assets		33,448	37,374
Inventories		6,866	6,877
Prepayments		177	261
Trade and other receivables		3,889	3,063
Cash and cash equivalents		25,222	27,852
Total current assets		36,154	38,053
Total assets		69,602	75,427

Total non-current liabilities		10,094	10,458
Trade and other payables		4,600	4,052
Bank overdraft		1,796	998
Income taxes payable		1,138	1,855
Total liabilities		17,628	17,366
Capital and reserves		51,974	58,064
Total equity and liabilities		69,602	75,427

The increase in non-current assets reflects investment at Blanket to sustain the current level of production, investment in Blanket’s capital projects and satellite properties.  Blanket’s capital projects are discussed in section 4.7 of this MD&A. Blanket’s exploration and development projects are discussed in section 5 of this MD&A.

Inventories at September 30, 2014 comprise consumable stores, which include the build-up of stock of consumables and other equipment for use at Blanket’s capital projects.  Inventories at December 31, 2013 also included $871,000 of gold in progress.; there was no gold in progress at September 30, 2014.

Trade and other receivables includes Value Added Tax receivable, bullion sales receivables and deposits for stores and equipment as analysed in Note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

Non-current liabilities includes a liability for deferred taxation and a provision for rehabilitation at the Blanket and Eersteling5 Mines if and when they are permanently closed.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited Condensed Consolidated Interim Financial Statements that have been prepared using accounting policies consistent with IFRS.

5	Eersteling Mine is a South African gold property, which has been held on a care and maintenance basis for several years pending the identification of a purchaser.

(Thousands of Canadian dollars except per share amounts)	Dec 31, 2012	Mar 31, 2013	June 30, 2013	Sept 30 2013	Dec 31, 2013	Mar 31 2014	June 30 2014	Sept 30 2014
Revenue from operations	17,612	19,218	17,190	16,591	12,114	17,063	15,555	13,492
Profit/(loss) after tax from operations	3,950	5,530	3,055	4,589	(14,354)	3,091	2,522	1,268
Earnings/(loss) per share – basic (cents)	6.4	9	5.8	7.2	(27.7)	4.7	3.5	2.2
Earnings/(loss) per share – diluted (cents)	6.4	9	5.8	7.2	(27.7)	4.7	3.4	2.2
Cash and cash equivalents	27,942	25,189	22,475	23,895	23,426	26,714	25,842	26,854

Quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.

4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Incident Classification	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014
Fatal	0	0	0	1	0	0	0	0
Lost time injury	3	2	1	7	2	1	2	2
Restricted work activity	7	0	7	5	9	6	4	12
First aid	5	4	2	2	0	3	2	4
Medical aid	1	2	3	2	3	2	2	2
Occupational illness	0	0	0	0	0	0	0	0
Total	16	8	13	17	14	12	10	20
Incidents	10	12	12	11	17	10	6	4
Near misses	5	3	4	7	3	2	2	4
Disability Injury Frequency Rate (i)	0.81	0.52	0.25	1.75	0.46	0.24	0.49	0.49
Total Injury Frequency Rate (ii)	4.34	2.09	3.25	4.00	3.20	2.86	2.46	4.94
Man-hours worked (thousands)	738	767	801	800	865	840	812	810
(i) A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
(ii) A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

The number of incidents in the Quarter doubled compared to the previous quarter.  Most of the incidents in the period were attributable to rock falls and could have been prevented by adequate inspections of the work face.  Those involved in such incidents and their supervisors have been re-trained.   There were no significant adverse environmental issues during the Quarter.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other duties, charges and fees to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2011	2011	306	-	13,614	13,920
Year 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,589
Quarter 2	2013	2,135	1,000	3,555	6,690
Quarter 3	2013	7	-	3,646	3,653
Quarter 4	2013	-	-	3,569	3,569
Year 2013	2013	2,147	2,000	15,354	19,501
Quarter 1	2014	-	-	3,026	3,026
Quarter 2	2014	5	-	3,617	3,622
Quarter 3	2014	-	-	3,090	3,090

The final installment of the advance dividend payments that were payable to GCSOT in terms of Blanket’s indigenisation transaction was made in the second quarter of 2013.  No further dividends will be payable to GCSOT until the advance dividends have been repaid by the offset of future dividends on Blanket shares that are owned by GCSOT.  From January 1, 2014, Blanket has sold its gold production to Fidelity a subsidiary of the Reserve Bank of Zimbabwe.  Blanket is paid 98.5% of the value of the gold it delivers to Fidelity, the balance of 1.5% is retained by Fidelity and is included in the payments shown above.

4.3           Gold Production

Tonnes milled, average head grades, recoveries and gold produced and the average realised price per ounce during October 2014, the Quarter, the preceding 6 quarters and 2012 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)	Average Realised Price per Ounce of Gold Sold (US$/oz) 6
Year	2012	363,315	4.16	93.7	45,464	1,666
Quarter 1	2013	86,502	4.04	93.3	10,472	1,600
Quarter 2	2013	101,174	3.82	93.2	11,587	1,373
Quarter 3	2013	99,386	4.03	93.6	12,042	1,330
Quarter 4	2013	105,258	3.63	93.1	11,429	1,277
Year	2013	392,320	3.88	93.3	45,527	1,402
Quarter 1	2014	92,846	3.67	93.6	10,241	1,269
Quarter 2	2014	99,229	3.74	94.1	11,223	1,271
Quarter 3	2014	98,575	3.34	93.4	9,890	1,256
October	2014	35,588	3.27	92.9	3,500	1,206

Gold production in the Quarter was lower than previous quarters primarily due to the lower head grade.  Although showing improvement, gold production in October 2014 continued to be affected by lower grade.  Underground production tonnages and grades are discussed further in Section 4.5 of this MD&A, gold recoveries are discussed in Section 4.6 of this MD&A.

6
Non-IFRS measures such as “average realised gold price” are used throughout this d1ocument.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.  The average realised price of gold is after deduction of 1.5% of the gold value by Fidelity.

4.4           Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the preceding quarters in 2014 and for 2013 and 2012 have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cash Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (i.e. “Sustaining Capex”) that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Blanket: Cost per Ounce of Gold Sold (US$)
	3 Months to September 30		9 Months to September 30
	2013	2014	2013	2014
On-Mine cash cost (ii)	558	698	599	656
Royalty(i)	93	92	100	90
Community costs relating to ongoing production	-	-	0	0
Permitting costs related to current operations	3	3	3	3
3rd party smelting, refining and transport costs	7	3	7	2
Operating cost per ounce	660	795	709	750
Corporate general and administrative costs (incl. share based remuneration)	94	168	158	147
Reclamation and remediation of operating sites	2	2	2	2
Exploration and study costs	2	2	1	3
Capital expenditure	110	54	102	37
All-in Sustaining Cost per ounce (ii)	867	1,021	972	938
Costs not related to current production
Community costs	8	0	62	0
Permitting costs	3	1	3	1
Exploration and study costs	3	2	2	2
Capital expenditure	107	77	73	93
All-in Cost per ounce	987	1,102	1,112	1,035

The on-mine cash cost per ounce of gold sold is calculated on the basis of sales and not production. The on-mine cash cost per ounce and operating cost per ounce in the Quarter and the 9 months to September 30, 2014 was higher than the comparative periods due to the lower sales, approximately 50% of Blanket’s costs are fixed, therefore lower sales means that fixed costs are spread across fewer ounces.   Corporate general and administrative costs in the Quarter were higher than the comparative quarter because the quarter to September 30, 2014 includes a full charge for the new Chief Operating Officer who was recruited in August 2013 and several support staff who were recruited to support him later in 2013.  General and administrative expenses in 2014 also include the continued costs of the Zambian operation which were capitalised in 2013.  Sustaining capital expenditure in the quarter and 9 months to September 30, 2014 was lower than the comparative quarters due to the general good condition of Blanket’s plant and equipment, which meant that sustaining investment could be reduced.   Community costs in the 9 months to September 30, 2013 were unusually high and included the donation of US$2 million to the Presidential fund in Zimbabwe.  No further contribution or donations of this size or nature have been made.  Capital expenditure that is not related to current production reflects the scheduled investment in Blanket’s capital and exploration projects as described in sections 4.7 and 5 of the MD&A.

4.5           Underground

AR South continued to be the most important production area during the Quarter with ore being trammed on the 18 Level and 22 Level haulages.

Production in the Quarter was adversely affected by lower than planned grades: the average head grade achieved in the Quarter was 3.34g/t compared to a target of 3.84g/t.  The lower average grade was due to depletion of the AR South ore body between 630m and 510m, a zone that had previously provided high tonnages at higher than average grades.  Average grades were further adversely affected by unexpected low grade zones in the AR Main ore body, especially on the upper levels (680m and 695m) which is where the active stopes are currently located. Strict grade controls have been introduced at the remaining mining areas so as to achieve an economic grade.

Tonnage in the Quarter was slightly lower than the previous quarter and approximately 9% below target because production from low grade areas was reduced in the Quarter.  This policy has now been reversed and all stopes yielding above the pay limit are now being mined. Tonnage was also adversely affected because new sections were still in development at the start of the Quarter

As set out in Sections 4.7 and 4.10 on November 3, 2014 Caledonia announced the revised investment plan (the “Revised Plan”) for Blanket Mine.  The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” parallel to the existing 750 haulage and allowing one-way travel and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

Underground development activities continued throughout the Quarter and the total development advance was 1,560 meters compared to a planned advance of 1,694 meters.  The shortfall against plan was due to poor breaking efficiencies and lost shifts.   Installation of the new Centac compressor remains stalled by the inability of the Zimbabwe Electricity Transmission and Distribution Corporation (“ZETDC”), the state-owned electricity distribution company, to service their faulty transformer and equipment.  The transformer has been repaired but keeps on tripping the mine’s power supply.  ZETDC is redesigning the power supply to the Centac compressor to be a standalone unit and hopefully the problem can be resolved before the end of 2014.

4.6           Metallurgical Plant

During the Quarter, the metallurgical plant continued to operate at better than budgeted efficiency despite the low and inconsistent feed grade, overall recovery in the Quarter was 93.4% compared with 94.1% in the previous quarter and the budgeted rate of 93.0%.  Recoveries remain better than plan due to the sparging of oxygen in the CIL system, which improved recovery and also reduced cyanide consumption.  The PSA plant which produces oxygen has been re-commissioned and produces oxygen at approximately half of the cost of purchased liquid oxygen. All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter.

4.7           Capital Projects

The main capital developments are:

•	the haulage extension on 22 Level from AR Main to Lima;

•	the No. 6 Winze Project - Shaft Deepening from 750 to the 1,080 meter level; and

•	the Tramming Loop.

Further information on these Projects is set out below.

22 Level Haulage Extension

The 22 Level haulage extension will link the Blanket and Lima Sections over a distance of 2,000 metres on the 22 Level (750 meters below surface) and will allow for the accelerated commencement of mining in any new mining areas defined above 750 meters.  Crosscuts from the 22 Level Haulage are also being developed to provide drilling platforms for the exploration drilling below 750 meters for resource definition purposes.  Work on the 22 Level Haulage extension project and its associated crosscuts is being carried out simultaneously with normal mining production.

During the Quarter, the 22 Level haulage advanced a further 106 metres towards Lima (82 meters in the preceding quarter) against a plan of 154 meters.  Work on the haulage was temporarily suspended to allow for development at Eroica between 750m and 630m.  This will be a new mining area and is estimated to contain 310,000 tonnes at a grade of 3.47g/t.

No. 6 Winze Project - Shaft Deepening to 1080 m

The No. 6 Winze project will provide access to the 3 Blanket resource bodies below 22 Level, i.e. Blanket 2 Ore Body, Blanket 4 Ore Body and Blanket Quartz Reef.  The pre-production capital cost of this project is estimated to be US$5 million, which will be funded from Blanket’s internal cash flows.  Work on this project continues using a crew which specialises in mechanised shaft sinking.  Sinking of the new shaft extension has reached 840 metres, however progress on sinking has been hampered by the continued inability to clear waste rock within one shift after each blast which has resulted in the daily advance being less than planned.  In terms of the Revised Plan, sinking of the No. 6 Winze will be suspended when it reaches 26 Level (860m below surface) to allow for earlier mining of the resources between 26 and 22 Levels.  Further deepening of the No. 6 Winze will recommence after the Central Shaft has been completed and will be deepened down to 980 m

Tramming Loop

The Tramming Loop is being developed on 22 Level to improve underground logistics.  Work on the Loop commenced at the end of October 2014.  Of the 800 meters to be advanced 16 meters had been completed at November 7, 2014.

4.8           Indigenisation

Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.  It is anticipated that Blanket will suspend dividend payments until early 2016 as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders will also be suspended.  During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium will have no effect on either Caledonia’s cash receipts or its reported earnings as interest on the facilitation loans is not recognized in Caledonia’s financial statements.

The outstanding balance of the facilitation loans as at September 30, 2014 was US$30.7 million (June 30, 2014, US$30.9 million).  Blanket’s dividend payments in the Quarter which were used to repay the facilitation loans were approximately the same as the interest which accumulated on the loans. The overall level of the facilitation loans at September 30, 2014 is broadly as anticipated when the indigenisation transactions were concluded in September 2012. The vendor facilitation loans are not shown as receivables in Caledonia’s Audited Financial Statements because in terms of accounting standards, these loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

4.9           Opportunities and Outlook

On November 3, 2014 Caledonia announced it’s Revised Plan and production projections for the Blanket Mine.

The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The increased investment pursuant to the Revised Plan is expected to give rise to production from inferred resources of approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from proven and probable mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

The Revised Plan includes a revised life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	460	430	380	230	100	50
Gold production (k.oz)	42	45	43	39	23	10	6

The new Central Shaft and the deepening of No 6 winze will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  The PEA has been prepared in respect of the inferred mineral resources below 750 meters.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	0	35	160	215	390	550	600
Gold production (k.oz)	0	4-5	20-22	27-30	46-50	63-67	70-75

It should be noted that Canadian rules do not allow production from inferred resources to be added to those from proven and probable reserves for reporting purposes.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realised. Diamond drilling and development will continue with the objective of increasing confidence in order to upgrade the categorization of the resources.

The LOM Plan and the PEA have been reviewed by Minxcon Consulting, an independent mining consulting company.  A technical report prepared in compliance with National Instrument 43-101 which summarizes the revised LOM Plan and the PEA will be filed on SEDAR before December 17, 2014.  The most important assumptions on which the PEA is based include, a gold price of US$1,200 per ounce, achievement of the targeted production set out above and the accuracy of the projected capital costs.

It is also intended to continue exploration at two of Blanket’s satellite projects, Mascot and GG.  No production forecasts are attributed to mining activity at either GG or Mascot at this stage as neither of these currently have defined NI43-101 mineral reserves or resources.

5     EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s primary exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1           Blanket Exploration

Exploration activities at Blanket Mine target the depth extension of the current Blanket Mine Section and AR Main ore bodies and involves drilling from 18 and 22 Levels below the current depth of mine activities.

Drilling during 2013 located the Blanket “4 Ore Body” on strike of the “2 Ore Body”, which adds substantially to the strike of mineralized zones present in this area and which will be fully evaluated using the access gained via the No. 6 Winze.  During the Quarter two further exploration holes were drilled into the Blanket Section below 750 meters.  Exploration drilling into the AR Main zone below 22 Level (750 m) continues to be adversely affected by frequent mechanical breakdowns and the drill manufacturer has been asked to remediate what appear to be certain design flaws in the equipment.  All of the holes drilled in the Quarter intersected mineralisation. Further drill intersections will be required before a reliable quantitative assessment of the resource can be made.

Caledonia has a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into inventory.

5.2           Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold mines which warrant further exploration, i.e. the Satellite Projects.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area which, based on past production records, are likely to have the greatest potential.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of 24 diamond-cored holes totalling 6,360m of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300m, each with a potential strike length of up to 150m. Current activities involve the definition of the extent and characteristics of this mineralization.

During Q1 2014 the development on the 120 meter level was completed to approximately 160 meters east of the shaft and four drill cubbies were completed from which horizontal and inclined holes were drilled into the two zones (North and South zones) that were identified by surface drilling.  This drilling intersected the identified zones, with the North zone hosting the more extensive mineralization.  In Q2 2014 strike development was done on 120m level along the North Zone and exposed a highly altered shear system hosted in a khaki-grey phyllitic lava with ubiquitous acicular arsenopyrite mineralisation. Within an envelope 40 metres long by 10 metres wide, chip sample sections taken at 2 meter intervals returned an average gold value of approximately 3.5 g/t.  The identified zone displays a “pinch and swell” structure and plunges steeply to the north at about 85 degrees.  In Q3, development reached the North Zone where the mineralisation that had been identified by drilling in previous quarters was opened up exposing a mineralised zone over a strike of 50 meters over which chip sampling returned an average value of [3.9g/t] over an average width of 4 meters.   Locally the mineralisation reaches a width on 10 meters and it is open on strike.  Based on this encouraging result further horizontal development has been suspended so that the shaft can be deepened. In the Quarter the shaft has been sunk from 120m to 150m with the longer term objective of sinking to 240m and developing a second haulage on 210m.  This haulage will be to establish grade continuity with the above zone, allow for resource estimation and carry out up-dip development for future production in the event of a satisfactory outcome.

As noted in the previous quarters, metallurgical test work continues on fresh material from this zone.  The test work has confirmed that the ore is refractory and test work continues to optimise recovery.

Mascot Project Area

Mascot was previously mined to a depth of approximately 250 meters, exploiting an east-west trending mineralised body the extent of which decreased at depth but which was accompanied by a doubling in width.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one to the north and one to the south of the mined out area.

In the previous quarter, underground development on Levels 1 and 2 (60m and 90 m below surface respectively) confirmed the existence of potentially payable mineralisation in the North zone.   In Q2 and Q3 of 2014 development continued along the North Parallel on the 150m level.  The above development has provided access to resources over a strike extent of 80 meters and a vertical extent of 90 meters.  Mine de-watering has continued, with the objective of accessing higher grade material below the current workings in 2015.  Work continues on trying to find a reliable source of water for further development once the shaft has been de-watered.

6.	INVESTING

An analysis of Caledonia’s investment in the Quarter, the preceding quarters in 2014 and 2013 and 2012 is set out below.

Capital Investment
			2012 Year	2013 Year	2014 Q1	2014 Q2	2014 Q3
Total Investment	$	C’000	7,909	11,738	2,032	1,550	1,379
Nama Project (i)	$	C’000	3,614	2,637	-	-	-
Blanket	$	C’000	4,280	9,066	2,032	1,550	1,341
(i) Nama is a base metal exploration project in Zambia which was fully impaired at December 31, 2013.

All investment at Blanket is funded from Blanket’s internal cash flows.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket has an unsecured US$2.5 million loan facility in Zimbabwe which is repayable on demand.  At September 30, 2014 this facility amounted to US$895,000.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at September 30, 2014 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources (Thousands of Canadian dollars)
As at	June 30 2013	Sept 30 2013	Dec 31 2013	Mar 31 2014	June 30 2014	Sept 30 2014
Gross Cash and cash equivalents in the statement of financial position	22,475	25,099	25,222	26,714	25,842	27,852
Overdraft	-	1,204	1,796	-	-	998
Cash and cash equivalents in the statement of cash flows	22,475	23,895	23,426	26,714	25,842	26,854
Working capital	27,257	29,389	28,620	31,380	30,626	31,148

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.

The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.

The Company’s liquid assets as at September 30, 2014 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of US$30.9 million which are not reflected as loans for IFRS purposes (refer Note 5 of the Unaudited Condensed Consolidated Interim Financial Statements).  The company has the following contractual obligations at September 30, 2014.

Payments due by Period (Thousands of Canadian dollars)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Current liabilities	4,052	-	-	-	4,052
Purchase obligations	510	-	Nil	Nil		510

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately US$50 million between November 13, 2014 and December 2017 which is not yet committed.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and capital projects and the satellite projects which are discussed in Sections 4.7 and 5.3 of this MD&A respectively.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations.  Caledonia has no obligations in respect of capital or operating leases. As of September 30, 2014, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines7 – if and when those mines are permanently closed – at an estimated discounted cost of $2,093,000 ($1,572,000 – 2013).

7	Eersteling Mine is a South African gold property, which has been held on care and maintenance basis for several years pending the identification of a suitable purchaser.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

Cost per ounce

Non-IFRS performance measures such as “On-Mine cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On – mine cash cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of IFRS Production Costs to Non-IFRS cost per Ounce
	3 Months to 30 September		9 months to 30 September
	2013	2014	2013	2014
Production costs (IFRS) (C$’000’s)	6,872	7,174	21,493	23,730
Less site restoration costs (C$’000’s)	(24)	(9)	(73)	(28)
Less exploration costs (C$’000’)	(112)	(80)	(272)	(290)
Reallocated admin costs	(114)	586	(272)	804
Realisation charges	(76)	(22)	(224)	(77)
Non-Blanket production costs	(26)	(106)	(75)	(317)
Inter company profit elimination	342	3	1,001	128
Adjusted production costs (C$’000’s)	6,862	7,546	21,578	23,950
Exchange rate (C$/US$)	1.02	1.09	1.01	1.10
On-mine Production costs (US$’000’s )	6,714	6,900	21,317	21,815
Gold Sales (oz)	12,042	9,890	35,594	33,323
On-mine cash cost (US$/oz)	558	698	599	656
Royalty (US$’000’s)	1,120	908	3,567	2,991
Permitting costs (US$’000’s)	32	26	102	85
Refining and 3rd party smelting (US$’000’s)	80	26	242	68
Administrative expenses (C$’000’s) (i)	1,153	1,816	5,705	5,354
Exchange rate	1.02	1.09	1.01	1.10
Administrative expenses (US$’000’s)	1,128	1,661	5,631	4,887
Reclamation and remediation of operating sites (US$’000)	21	19	62	56
Exploration and study costs (US$’000’s)	18	23	42	94
Sustaining capital investment (US$’000’s)	1,322	537	3,637	1,233
All-in Sustaining cost (US$’000)	10,453	10,100	34,599	31,270
Gold sales (oz)	12,042	9,890	35,594	33,323
All-in sustaining cost per ounce (US$/oz)	867	1,021	972	938
Costs not related to current production
Community costs (US$’000’s)	100	-	2,200	-
Permitting (US$’000’s)	31	14	92	41
Exploration (US$’000’s)	36	21	3182	83
Capital investment (US$’000’s)	1,285	763	2,613	3,100
All-in Costs (US$’000’s)	11,887	10,897	39,586	34,494
Gold Sold (oz)	12,042	9,890	35,594	33,323
All-in Costs per ounce (US$/oz)	987	1,102	1,112	1,035

Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average sales price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Received Gold Price per ounce to IFRS
	3 Months to 30 September		9 months to 30 September
	2013	2014	2013	2014
Revenue (IFRS) (C$’000’s)	16,591	13,492	52,999	46,110
Less miscellaneous income	-	-	(947)	-
Revenue from precious metal sales (C$’000s)	16,591	13,492	52,052	46,110
Exchange rate (C$/US$)	0.97	0.92	0.98	0.92
Revenue from precious metal sales (US$’000’s)	16,013	12,436	51,083	42,233
Revenues from sales of silver (US$’000s)	-	(15)	(20)	(51)
Revenues from sales of gold (US$’000s)	16,013	12,421	51,063	42,181
Gold ounces sold	12,042	9,890	35,594	33,323
Average realised gold price per ounce (US$)	1,330	1,256	1,435	1,266

The average realised gold price from Q1 of 2014 is after deduction of 1.5% of the value of the gold delivered to and sold by Fidelity, in terms of Blanket’s sale agreement with Fidelity.

Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company
(C$’000’s except per share numbers)

	Q1 2013	Q2 2013	Year 2013	Q1 2014 (i)	Q2 2014	Q3 2014
Profit/(loss) attributable to owners of the company (IFRS)	4,593	3,055	(3,055)	2,425	1,840	1,112
Blanket Mine Employee Trust adjustment (refer Note 18 to the Consolidated Financial Statements)	-	-	(105)	(35)	(56)	(64)
Add back amounts attributable to owners of the company in respect of:
Indigenisation expenses, advance dividends, donations etc.	-	1,640	1,640	-	-	-
Foreign exchange (profit)/loss	-	-	(1,677)	(257)	129	(389)
Asset impairment	-	-	14,203	-	-	-
Deferred tax	-	-	2,185	-	-	(155)
Withholding tax on distributions in specie	1,531		1,531	-	-	-
Adjusted profit	6,124	4,695	14,722	2,133	1,913	504
Weighted average shares (m)	51.5	51.8	51.5	52.1	52.1	52.1
Adjusted eps (cents)	11.9	9.1	28.3	4.1	3.7	1.0

(i)	Q1 2014 Figures have been re-stated

11.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions which are recorded on the basis of IFRS:

	9 months ended September 30, 2014		9 months ended September 30, 2013
	$	’000	$	’000
Rent paid to Bastian Investments CC, a company owned by members of the President’s family for the rental of the Company’s Johannesburg office facilities. The rental tenancy is on a monthly basis.		51		29

Additional information on related party transactions is set out in note 13 to the unaudited condensed consolidated interim financial statements.  On July 15, 2014 Caledonia served six months’ notice on Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Caledonia’s President and Chief Executive Officer.  Negotiations are in progress for alternative arrangements to secure the continued services of the President and Chief Executive Officer.  Rent paid for the office premises in Johannesburg has not been escalated since 2010.  During the third quarter of 2014, the current market-related rent for the premises was established and a new one-year rental agreement was entered into.

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2013 which have been publicly filed on SEDAR at www.sedar.com. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts represented in the consolidated financial statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

i)          Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983)(Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5 of the Annual Financial Statements that are available on SEDAR at www.sedar.com

ii)          Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)          Exploration and evaluation (“E&E”) expenditure

The application of Caledonia’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

iv)          Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Caledonia also applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v)          Share-based payment transactions

Caledonia measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 20 of the Annual Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia’s stock options.

vi)          Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)     Functional currency

The functional currency of each entity in Caledonia is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

13.	FINANCIAL INSTRUMENTS

Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The trade receivable relate to gold bullion sold to Fidelity Printers and Refiners before quarter end. The amount was settled in October 2014.

Impairment losses

None of the trade and other receivables is past due at the period-end date.

Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.

Currency risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollar in Caledonia’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to changes in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings in Zimbabwe.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; the second quarterly dividend was paid on April 30, 2014; the third quarterly dividend was paid on July 31, 2014; the fourth quarterly dividend was paid on October 30, 2014.

Caledonia, due to its strong balance sheet, expects to continue the existing dividend policy of 1.5 Canadian cents per quarter in 2015.  Caledonia will consider further dividends thereafter in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at or about the time of the dividend which is expected to be paid in August 2015.  Caledonia’s net cash position is expected to reduce from current levels as a result of the suspension of dividend payments by Blanket (as set out in Section 4.8) and the consequent suspension of repayment of facilitation loans by Blanket’s indigenous shareholders.  It is anticipated that Caledonia will continue to maintain a robust net cash position and the temporary suspension of dividend payments by Blanket will not have any bearing on the continuation of Caledonia’s dividend policy.  It is not expected that any capital raisings or borrowings will be required.

Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

On April 12, 2013, the one-for-ten share consolidation was implemented pursuant to the special resolution passed at the special meeting of Caledonia shareholders held on January 24, 2013.

15.	SECURITIES OUTSTANDING

As at November 13, 2014 Caledonia had 52,117,908 common shares outstanding. Outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price ($)	Expiry Date (1)
1,646,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
930,920	0.90	Aug 31, 2017
190,000	0.72	Nov 21, 2018
2,796,920

(1)	Options expiring during a “closed period” will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period.

As Caledonia’s Option Plan allows the granting of options for the number of Common Shares equal to 10% of the issued shares, Caledonia could grant Options on a further 2,414,878 shares.

16.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Condensed Consolidated Interim Financial Statements for the year ended December 31, 2013.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•
Liquidity risk:  The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing.  Caledonia currently has significant cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•
Exploration Risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•
Development Risk:  The Company is engaged in development activities at Blanket Mine and the Satellite properties.  Construction and development of projects are subject to numerous risks including:  obtaining equipment, permits and services, changes in regulations, currency rate changes, labour shortages, fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•
Production Estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•
Mineral Rights:  The Company’s existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

•
Metal Prices:  The Company’s operations and exploration and development projects are heavily influenced by the prices of gold, which is particularly subject to fluctuation.  Caledonia has not adopted any strategies to control the effect of mineral price fluctuations because the Company’s cash resources currently exceed its planned and foreseeable commitments as set out in Section 9.

•
Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•
Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•
Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure.  This has historically resulted in frequent interruptions to the power supply at Blanket Mine.  Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff.  However, the continued failure of the state-owned distribution company to maintain its equipment continues to hamper Blanket’s ability to install new equipment at Blanket Mine.

•
Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia management team has recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•
Country risk: The commercial environments in which the Company operates is unpredictable.  Potential risks may arise from unforeseen changes in government policies and regulations relating to exploration and mining activity, military repression and civil disorder, all or any of which may have a material adverse effect on operations (including the ability to export geological samples for assay and analysis on a timely basis) and/or the ability of Caledonia to receive payments.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•
Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.  However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity has failed to pay Blanket in the past.

17.           FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and Caledonia’s plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

18.	CONTROLS

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the year ended December 31, 2013 we appointed an assistant to the Chief Financial Officer (“CFO”) to assume responsibility for the preparation of Caledonia’s consolidated financial statements and the CFO will now oversee the reporting process which will enhance the ICOFR. This represented a material change in our internal controls.

At September 30, 2014 we have tested our ICOFR and management has evaluated the effectiveness of Caledonia’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

Segregation of Duties

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICOFR and the costs associated with additional staff.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of six Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

19.           QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.